Exhibit 3.1

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

AFTER ISSUANCE OF STOCK

OF

Eva LIVE inc.

ARTICLE I

NAME

The name of the corporation shall be Eva Live Inc. (hereinafter, the “Corporation”).

ARTICLE II

REGISTERED OFFICE

The registered office of the Corporation shall be 701 S. Carson Street, Suite 200, Carson City, NV 89701. The registered agent of the Corporation shall be VCorp Services, LLC, 701 S. Carson Street, Suite 200, Carson City, NV 89701. The Corporation may, from time to time, in the manner provided by law, change the resident agent and the registered office within the State of Nevada. The Corporation may also maintain an office or offices for the conduct of its business, either within or without the State of Nevada.

ARTICLE III

CAPITAL STOCK

Section 1. Authorized Shares. The aggregate number of shares which the Corporation shall have authority to issue is three hundred five million (305,000,000) shares, consisting of two classes to be designated, respectively, “Common Stock” and “Preferred Stock,” with all of such shares having a par value of $0.0001 per share. The total number of shares of Common Stock that the Corporation shall have authority to issue is three hundred million (300,000,000) shares. The total number of shares of Preferred Stock that the Corporation shall have authority to issue is five million (5,000,000) shares. The Preferred Stock may be issued in one or more series, each series to be appropriately designated by a distinguishing letter or title, prior to the issuance of any shares thereof. The voting powers, designations, preferences, limitations, restrictions, and relative, participating, optional and other rights, and the qualifications, limitations, or restrictions thereof, of the Preferred Stock shall hereinafter be prescribed by resolution of the board of directors pursuant to Section 3 of this Article III.

Section 2. Common Stock.

(a) Dividend Rate. Subject to the rights of holders of any Preferred Stock having preference as to dividends and except as otherwise provided by these Articles of Incorporation, as amended from time to time (hereinafter, the “Articles”) or the Nevada Revised Statues (hereinafter, the “NRS”), the holders of Common Stock shall be entitled to receive dividends when, as and if declared by the board of directors out of assets legally available therefor.

(b) Voting Rights. Except as otherwise provided by the NRS, the holders of the issued and outstanding shares of Common Stock shall be entitled to one vote for each share of Common Stock. No holder of shares of Common Stock shall have the right to cumulate votes.

(c) Liquidation Rights. In the event of liquidation, dissolution, or winding up of the affairs of the Corporation, whether voluntary or involuntary, subject to the prior rights of holders of Preferred Stock to share ratably in the Corporation’s assets, the Common Stock and any shares of Preferred Stock which are not entitled to any preference in liquidation shall share equally and ratably in the Corporation’s assets available for distribution after giving effect to any liquidation preference of any shares of Preferred Stock. A merger, conversion, exchange or consolidation of the Corporation with or into any other person or sale or transfer of all or any part of the assets of the Corporation (which shall not in fact result in the liquidation of the Corporation and the distribution of assets to stockholders) shall not be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation.

(d) No Conversion, Redemption, or Preemptive Rights. The holders of Common Stock shall not have any conversion, redemption, or preemptive rights.

(e) Consideration for Shares. The Common Stock authorized by this Article shall be issued for such consideration as shall be fixed, from time to time, by the board of directors.

Section 3. Preferred Stock. The board of directors is expressly authorized to issue, from time to time, in one or more series, shares of Preferred Stock and, in the resolution or resolutions providing for such issue, establish for each such series the number of shares, the designations, powers, privileges, preferences and rights, if any, of the shares of such series, and the qualifications, limitations and restrictions, if any, of such series, to the fullest extent permitted by the Nevada Revised Statutes as the same exists or may hereafter be amended. The board of directors is also expressly authorized (unless forbidden in the resolution or resolutions providing for such issue) to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series subsequent to the issuance of shares of that series. In case the number of shares of any such series shall be so decreased, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series.

Section 4. Non-Assessment of Stock. The capital stock of the Corporation, after the amount of the subscription price has been fully paid, shall not be assessable for any purpose, and no stock issued as fully paid shall ever be assessable or assessed, and the Articles shall not be amended in this particular. No stockholder of the Corporation is individually liable for the debts or liabilities of the Corporation.

ARTICLE IV

DIRECTORS AND OFFICERS

Section 1. Number of Directors. The members of the governing board of the Corporation are styled as directors. The board of directors of the Corporation shall be elected in such manner as shall be provided in the bylaws of the Corporation. The board of directors shall consist of at least one (1) individual and not more than thirteen (13) individuals. The number of directors may be changed from time to time in such manner as shall be provided in the bylaws of the Corporation.

Section 2. Removal of Directors. Subject to the rights of holders of any series of Preferred Stock to elect additional directors, any director, or the entire board of directors, may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least sixty-six and two-thirds precent (66.67%) of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class. For purposes of this Section 3, “cause” means (i) conviction of a felony, (ii) declaration of unsound mind by a court of competent jurisdiction, (iii) gross dereliction of duty, or (iv) commission of an act involving moral turpitude that is materially injurious to the Corporation.

Section 3. Limitation of Liability. The liability of directors and officers of the Corporation shall be eliminated or limited to the fullest extent permitted by the NRS. If the NRS is amended to further eliminate or limit or authorize corporate action to further eliminate or limit the liability of directors or officers, the liability of directors and officers of the Corporation shall be eliminated or limited to the fullest extent permitted by the NRS, as so amended from time to time.

Section 4. Payment of Expenses. In addition to any other rights of indemnification permitted by the laws of the State of Nevada or as may be provided for by the Corporation in its bylaws or by agreement, the expenses of officers and directors incurred in defending any threatened, pending, or completed action, suit or proceeding (including without limitation, an action, suit or proceeding by or in the right of the Corporation), whether civil, criminal, administrative or investigative, involving alleged acts or omissions of such officer or director in his or her capacity as an officer or director of the Corporation or member, manager, or managing member of a predecessor limited liability company or affiliate of such limited liability company or while serving in any capacity at the request of the Corporation as a director, officer, employee, agent, member, manager, managing member, partner, or fiduciary of, or in any other capacity for, another corporation or any partnership, joint venture, trust, or other enterprise, shall be paid by the Corporation or through insurance purchased and maintained by the Corporation or through other financial arrangements made by the Corporation, as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the officer or director to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the Corporation. To the extent that an officer or director is successful on the merits in defense of any such action, suit or proceeding, or in the defense of any claim, issue or matter therein, the Corporation shall indemnify him or her against expenses, including attorneys’ fees, actually and reasonably incurred by him or her in connection with the defense. Notwithstanding anything to the contrary contained herein or in the bylaws, no director or officer may be indemnified for expenses incurred in defending any threatened, pending, or completed action, suit or proceeding (including without limitation, an action, suit or proceeding by or in the right of the Corporation), whether civil, criminal, administrative or investigative, that such director or officer incurred in his or her capacity as a stockholder.

Section 5. Repeal And Conflicts. Any repeal or modification of Sections 4 or 5 above approved by the stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the liability of a director or officer of the Corporation existing as of the time of such repeal or modification. In the event of any conflict between Sections 4 or 5 above and any other Article of the Articles, the terms and provisions of Sections 3 or 4 above shall control.

ARTICLE V

TRANSACTIONS WITH STOCKHOLDERS; ANTI-TAKEOVER PROVISIONS

Section 1. Control Share Acquisitions. The Corporation expressly elects to be governed by the provisions of NRS.§78.378 through NRS.§78.3793, inclusive, generally known as the “Control Share Acquisition Statute.” No person who acquires Control Shares (as defined in NRS.§78.3785) in a Control Share Acquisition (as defined in NRS.§78.3787) shall have voting rights with respect to such Control Shares except to the extent approved by a vote of the stockholders of the Corporation in accordance with NRS.§78.3793).

Section 2. Combinations With Interested Stockholders. The Corporation expressly elects to be governed by the provisions of NRS §78.411 through NRS §78.444, inclusive, generally known as the “Nevada Business Combination Statute.” Any combination (as defined in NRS.§78.416) between the Corporation and an interested stockholder (as defined in NRS.§78.423) shall be subject to the restrictions set forth in NRS.§78.411 through NRS.§78.444, inclusive, and shall require either (i) approval by the board of directors prior to the date the interested stockholder first acquired ten percent (10%) or more of the voting power of the Corporation, or (ii) approval by the affirmative vote of the holders of stock representing a majority of the outstanding voting power not beneficially owned by the interested stockholder, or (iii) satisfaction of the fair value and other requirements set forth in NRS.§78.441 through NRS.§78.444.

ARTICLE VI

BYLAWS

The board of directors is expressly granted the exclusive power to make, amend, alter, or repeal the bylaws of the Corporation pursuant to NRS 78.120.

ARTICLE VII

CHOICE OF LAW; FORUM

The state or federal courts located in Washoe County, Nevada shall be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of the Corporation; (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders; (iii) any action asserting a claim against the Corporation arising pursuant to any provision of the Nevada Revised Statutes, the Articles of Incorporation, or the Bylaws of the Corporation; or (iv) any action asserting a claim against the Corporation governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article VII. Any and all such actions shall be governed by and construed in accordance with the internal laws of the State of Nevada without reference to principles of conflicts of laws.

IN WITNESS WHEREOF, the Corporation has caused these Amended and Restated Articles of Incorporation to be executed in its name by its Chief Executive Officer on September 22, 2026.

/s/ David Boulette
David Boulette

These Amended and Restated Articles of Incorporation for Eva Live Inc. have been approved by the written consent of shareholders holding 23,245,947 shares of common stock which represents approximately 58.12% of the voting power held by shareholders entitled to vote.